

March 17, 2011

Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 North Harwood Street, 15th Floor
Dallas, Texas 75201

> **Re:** **MoneyGram International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 1-31950**
> **Response Letter Dated March 7, 2011**

Dear Ms. Patsley:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. You state that on January 10, 2011, you received an administrative subpoena from OFAC requesting information related to your policies, procedures, and training of agents regarding transactions with Cuban nationals. Please represent to us that you will disclose in appropriate future filings any material developments related to your proceeding(s) with OFAC.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance